Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On March 9, 2009, CF Industries Holdings, Inc. posted a letter to its employees concerning the proposed transaction on its website. A copy of the letter follows:

CF Industries, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

847-405-2400
www.cfindustries.com

March 9, 2009

All Employees

CF Industries, Inc.

Dear Fellow Employees:

Today we announced that our board of directors has rejected Agrium’s proposal to acquire CF Industries and that we are reaffirming our intent to continue to pursue a business combination with Terra Industries.  Our board determined that Agrium’s proposal was not in the best interests of CF Industries’ stockholders and that it was grossly inadequate and opportunistic.

We continue to be excited about the possibility of combining with Terra to create one of the leading producers and distributors of nitrogen and phosphate fertilizer products in the world.  We believe that this combination will produce potential opportunities for both companies’ employees, customers, business partners and shareholders.

Today we issued a press release that contains the letter we sent to Agrium and the letter we sent to Terra outlining our intent to continue to pursue a combination with them.  We remain hopeful that we can reach a friendly agreement with Terra.

As always, thank you for your continued hard work and dedication to CF Industries.  As we head into the spring, I again ask you to stay focused on your jobs, continuing our tradition of operating safely and serving our customers well, as it remains “business as usual.”

If you receive calls from members of the press or investment community, please refer them to Chuck Nekvasil at 847-405-2515 and CNekvasil@cfindustries.com.

We will, of course, provide updates to you as we can and as new information becomes available. In the meantime, please find additional information regarding the transaction at http:/www.transactioninfo.com/cfindustries, which can also be accessed from our corporate website.

Sincerely,

Steve Wilson

Additional Information

This communication relates to the offer (the “Offer”) by CF Industries Holdings, Inc. (“CF Industries”) through its direct wholly-owned subsidiary, Composite Acquisition Corporation (“Composite Acquisition”), to exchange each issued and outstanding share of common stock (the “Terra common stock”) of Terra Industries Inc (“Terra”) for 0.4235 shares of CF Industries common stock. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by CF Industries and Composite Acquisition with the Securities and Exchange Commission (the “SEC”) on February 23, 2009. The Registration Statement has not yet become effective. The Offer is made only through the Exchange Offer Documents. Investors and security holders are urged to read these documents and other relevant materials as they become available, because they will contain important information.

CF Industries and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) intend to file a proxy statement and other relevant materials with the SEC in connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors may be deemed to be participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the Schedule 14A filed by CF Industries with the SEC on February 4, 2009. CF Industries and its directors and executive officers may also be deemed to be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 4, 2008, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

All information in this communication concerning Terra, including its business, operations and financial results was obtained from public sources.  While CF Industries has no knowledge that any such information is inaccurate or incomplete, CF Industries has not had the opportunity to verify any of that information.